UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nikola Corporation

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

654110105**

(CUSIP Number)

October 14, 2022

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

** The original Schedule 13G was filed for CUSIP 776153108. Following the consummation of the transactions contemplated under the Agreement and Plan of Merger and Reorganization, dated as of July 30, 2022, by and among Nikola Corporation, J Purchaser Corp. and Romeo Power, Inc. (the "Merger Agreement"), CUSIP 776153108 became inactive, and this Amendment No. 1 reports active CUSIP 654110105.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

CUSIP No. 654110105

	1.	Names of Reporting Persons.
		I.R.S. Identification Nos. of above persons (entities only)

YA II PN, Ltd.
(98-0615462)
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) ☒
		(b) ☐

	3.	SEC Use Only

	4.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power:	0

		6	Shared Voting Power:	0

		7.	Sole Dispositive Power:	0

		8.	Shared Dispositive Power:	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 654110105

	1.	Names of Reporting Persons.
		I.R.S. Identification Nos. of above persons (entities only)

YA Global Investments II (U.S.), LP

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) ☒
		(b) ☐

	3.	SEC Use Only

	4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power:	0

		6	Shared Voting Power:	0

		7.	Sole Dispositive Power:	0

		8.	Shared Dispositive Power:	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 654110105

	1.	Names of Reporting Persons.
		I.R.S. Identification Nos. of above persons (entities only)

YA II GP, LP

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) ☒
		(b) ☐

	3.	SEC Use Only

	4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power:	0

		6	Shared Voting Power:	0

		7.	Sole Dispositive Power:	0

		8.	Shared Dispositive Power:	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 654110105

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only)

YA II GP II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☒
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power:	0

		6	Shared Voting Power:	0

		7.	Sole Dispositive Power:	0

		8.	Shared Dispositive Power:	0

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

	11.	Percentage of Class Represented by Amount in Row (9): 0%

	12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 654110105

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☒
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power:	0

		6	Shared Voting Power:	0

		7.	Sole Dispositive Power:	0

		8.	Shared Dispositive Power:	0

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

	11.	Percentage of Class Represented by Amount in Row (9): 0%

	12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 654110105

	1.	Names of Reporting Persons.
		I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global II, LLC

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) ☒
		(b) ☐

	3.	SEC Use Only

	4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power:	0

		6	Shared Voting Power:	0

		7.	Sole Dispositive Power:	0

		8.	Shared Dispositive Power:	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 654110105

	1.	Names of Reporting Persons.
		I.R.S. Identification Nos. of above persons (entities only)

Mark Angelo

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) ☒
		(b) ☐

	3.	SEC Use Only

	4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power:	0

		6	Shared Voting Power:	0

		7.	Sole Dispositive Power:	0

		8.	Shared Dispositive Power:	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 654110105

This Amendment No. 1 is being filed by YA II PN, Ltd., YA Global Investments II (U.S.), Ltd., Yorkville Advisors Global, LP, Yorkville Advisors Global II, LLC, YA II GP, LP, and YA II GP II, LLC (collectively, the “Reporting Persons”) and amends, supplements and, to the extent inconsistent with, supersedes, the Schedule 13G filed jointly by the Reporting Persons on February 17, 2022 (the “Original Schedule 13G”).  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13G.  Capitalized terms in this Amendment No. 1 have the meanings assigned to them in the Original Schedule 13G. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

The following items of the Original Schedule 13G are hereby amended and restated as follows:

Item 1.

(a)	Name of Issuer:

 Nikola Corporation (as successor to Romeo Power, Inc.)

(b)	Address of Issuer’s Principal Executive Offices

4141 E Broadway Road

Phoenix, AZ 85040

Item 2.	Identity and Background.

(a)	Name of Person Filing:

YA II PN, Ltd.

(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:

1012 Springfield Ave.

Mountainside, NJ 07092

(c)	Citizenship:

Cayman Islands

(d)	Title of Class of Securities:

Common Shares, par value $0.0001 per share

(e)	CUSIP Number:

654110105

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 0

(b)	Percentage of Class: 0%

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 0

CUSIP No. 654110105

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

CUSIP No. 654110105

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement in true, complete and correct.

REPORTING PERSON:

YA II PN, Ltd.

By:	/s/ Robert Munro
	Robert Munro	Date: January 4, 2023
Chief Compliance Officer

YA Global Investments II (U.S.), Ltd.

By:	/s/ Robert Munro
	Robert Munro	Date: January 4, 2023
Chief Compliance Officer

Yorkville Advisors Global, LP

By: Yorkville Advisors Global, LLC
Its: General Partner

By:	/s/ Robert Munro
	Robert Munro	Date: January 4, 2023
Chief Compliance Officer

Yorkville Advisors Global II, LLC

By:	/s/ Robert Munro
	Robert Munro	Date: January 4, 2023
Chief Compliance Officer

YA II GP, LP

By: YA II GP II, LLC
Its: General Partner

By:	/s/ Robert Munro
	Robert Munro	Date: January 4, 2023
Chief Compliance Officer

YA II GP II, LLC

By:	/s/ Robert Munro
	Robert Munro	Date: January 4, 2023
Chief Compliance Officer